Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Quarter Ended
	September 30, 2011	October 1, 2010
	(In millions, except ratios)
Earnings:
Net income attributable to Harris Corporation	$121.6	$163.9
Plus: Income taxes	55.2	87.6
Fixed charges	30.1	20.4
Amortization of capitalized interest	0.2	—
Less: Interest capitalized during the period	—	(0.8)
Undistributed earnings in equity investments	—	—

	$207.1	$271.1

Fixed Charges:
Interest expense	$28.0	$17.8
Plus: Interest capitalized during the period	—	0.8
Interest portion of rental expense	2.1	1.8

	$30.1	$20.4

Ratio of Earnings to Fixed Charges	6.88	13.29